Via Facsimile and U.S. Mail
Mail Stop 6010

December 11, 2008

John S. Sokol
Chairman and Chief Executive Officer
Bancinsurance Corporation
250 East Broad Street
Columbus, Ohio 43215

Re: **Bancinsurance Corporation**
Form 10-K for Fiscal Year Ended December 31, 2007
Forms 10-Q for the Quarterly Periods Ended March 31, June 30 and
September 30, 2008
File No. 000-08738

Dear Mr. Sokol:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Item 1. Financial Statements

Notes To Consolidated Financial Statements

2. Recently Issued Accounting Standards, page 8

1. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, as described in paragraph 36. FASB Staff Position 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities only. Refer to

SFAS 157-2 paragraph 1. Please amend your fiscal year 2008 quarterly filings to reflect the adoption of SFAS No. 157. In connection with amending your filings, please refer to the guidance we gave in March and September 2008 on Management's, Discussion and Analysis disclosure regarding the application of SFAS 157, and revise your MD&A accordingly. This guidance may be found in sample letters on our website. Here are the links: http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm   and http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm.

Item 2. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Liquidity And Capital Resources

2. Your Statements of Cash Flows reflect that "Cash Flows from Operating Activities" changed from $9.2 million in cash provided by operations, for the nine months ended September 30, 2007, to $3.9 million in cash used in operations, for the similar period ending September 30, 2008. You also disclose that you made a $2.5 million draw on your previously unused $10 million line of credit. These facts along with your discussion of the "Current Financial Crisis" (page 34) and the current and prospective negative effect it has had on your "Investments" and "Lender Service Products" (page 36) appear to call into question your intent and ability to hold your investments until recovery. In light of these trends, please amend your filings to discuss the facts and assumptions that lead you to believe that you can "maintain a level of cash and liquid short-term investments which we believe will be adequate to meet our anticipated policy obligations without being required to liquidate intermediate-term and long-term investments" at a loss.

*   *   *   *

As appropriate, please amend your Forms 10-Q for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008 and respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant